United States securities and exchange commission logo





                              November 6, 2023

       Cynthia Lo Bessette
       President
       Wise Origin Bitcoin Trust
       c/o FD Funds Management LLC
       245 Summer Street V13E
       Boston, MA 02210

                                                        Re: Wise Origin Bitcoin
Trust
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 17,
2023
                                                            File No. 333-254652

       Dear Cynthia Lo Bessette:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 29, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       General

   1. To the extent that you intend to use a fact sheet, please provide us a copy for our review.
   2. Please describe the AML, KYC and any other procedures conducted by the Trust, the
                                                        Sponsor, the Authorized
Participant and the Custodian to determine, among other things, whether the
counter-party in any transactions is not a sanctioned entity. To the extent that
                                                        the Trust, Sponsor,
Authorized Participant or Custodian may not know the counter-party, please add risk factor
disclosure regarding the potential risk of transactions with a sanctioned entity and
the impact if such a transaction occurs.
 Cynthia Lo Bessette
FirstName
Wise OriginLastNameCynthia   Lo Bessette
             Bitcoin Trust
Comapany 6,
November   NameWise
              2023     Origin Bitcoin Trust
November
Page 2     6, 2023 Page 2
FirstName LastName
Cover Page

3. Please revise your disclosure here to identify the initial Authorized Purchaser as an underwriter, and disclose the initial price per Share.
Prospectus Summary
Overview, page 1

4. We note your disclosure on page 1 that the Trust provides direct exposure to bitcoin. This disclosure is inconsistent with disclosure on pages 3 and 27 that an investment in the
         Shares of the Trust is not a direct investment in bitcoin. Please revise accordingly.
5. Please revise to disclose here that Shareholders do not have voting rights.
6. Please revise your summary risk factors to disclose that the amount of the Trust's assets represented by each Share will decline over time as the Trust's assets are used to pay the
         Sponsor Fee and any other expenses.
Bitcoin and the Bitcoin Network, page 1

7. Please revise to provide quantitative information that demonstrates the volatility of the price of bitcoin.
Summary of Risk Factors, page 2

8. Refer to your response to comment 5 and your revised disclosure on page 32. Please revise to briefly address here the risks associated with the competition you will face in launching and sustaining your product, including the risk that your timing in reaching the market and your fee structure relative to other bitcoin ETPs could have a detrimental effect on the scale and sustainability of your product.
The Trust's Investment Objective, page 2

9. We note your disclosure on page 2 that "[b]arring the liquidation of the Trust or extraordinary circumstances, the Trust will not purchase or sell bitcoin directly, although the Trust may transfer bitcoin to pay the Sponsor Fee." Please revise to clarify what you mean by "extraordinary circumstances" by providing examples of such circumstances.
Pricing Information Available on the Exchange and Other Sources, page 4

10. Refer to your response to comment 7. On page 4, you disclose that "[a]ny adjustments
         made to the Index will be published on the Sponsor   s website at
www.fidelity.com."
         Please revise to describe the adjustments that may be made to the Index, summarize the impact that such adjustments could have on the NAV of the Trust and discuss the adjustments and potential impact in greater detail in The Trust and Bitcoin Prices section that begins on page 51. In addition, please disclose here whether, and, if so, how the
         Trust will notify investors of any material adjustments to the Index such as a change in
 Cynthia Lo Bessette
FirstName
Wise OriginLastNameCynthia   Lo Bessette
             Bitcoin Trust
Comapany 6,
November   NameWise
              2023     Origin Bitcoin Trust
November
Page 3     6, 2023 Page 3
FirstName LastName
         methodology or a change in exchanges underlying the Index or the Sponsor's decision to change the Index. Also disclose here that the Sponsor may, in its sole discretion change the Index without Shareholder approval. In the Trust and Bitcoin Price section or elsewhere, please revise to disclose how and when the Sponsor will notify the
         Shareholders and revise to disclose the criteria the Sponsor will use to determine that another index or standard better reflects the price of bitcoin. Custody of the Trust's Assets, page 6

11. Refer to your response to comment 9. We note your disclosure on page 6 that the Trust's bitcoin will be stored in omnibus wallets. Please disclose whether these are hot or cold wallets. We also note your disclosure that the "Custodian will ensure that private keys stored in 'cold storage' are associated with a substantial portion of
the Trust   s bitcoin."
         Please revise to clarify what you mean by "substantial portion" by providing quantitative information, and disclose the geographic location where the private keys will be stored.
         In addition, please summarize the impact that the Custodian's bankruptcy could have on the Trust's assets. We also note that the Custodian may be directed to transfer bitcoin to pay the Sponsor Fee and other expenses and that the Custodian transfers bitcoin to the
         Authorized Participants and receives bitcoin from the Authorized Participants in connection with creations and redemptions. Please disclose on page 59 how and when the
         Custodian transfers the bitcoin for such purposes, including whether and when it moves bitcoin to a hot wallet and when it transfers the bitcoin it receives to cold storage.
12. Please revise to disclose here and on page 59 that "[t]he Trust may change the custodial arrangements described in this prospectus at any time without notice to Shareholders." In addition, please disclose how and when the Trust will notify the Shareholders that such a change has occurred.
The Trust's Fees and Expenses, page 6

13. We note your disclosure on page 6 that "[t]he Administrator will calculate the Sponsor
         Fee in respect of each day by reference to the Trust   s NAV as of
that day" but that "[t]he
         amount of bitcoin transferred or sold may vary from time to time depending on the market price of bitcoin relative to the Trust's expenses and liabilities." Please revise to disclose how you calculate the "market price of bitcoin." In addition, please disclose whether the
         Trust is responsible for paying any costs associated with the transfer of bitcoin to the
         Sponsor or the sale of the bitcoin or if these expenses are included in the Sponsor Fee. In addition, we note your disclosure that "the Sponsor has agreed to pay all operating expenses (except for litigation expenses and other extraordinary expenses) out of the
         Sponsor Fee." Please revise to clarify what you mean by "other extraordinary expenses"
         by providing examples of such expenses, and disclose whether any of the Trust's expenses payable by the Sponsor from the Sponsor Fee are capped.
14. Please expand this section to describe the mechanics of how the Trust s bitcoin will be
         exchanged for U.S. dollars to pay the Trust   s expenses and
liabilities, including whether
 Cynthia Lo Bessette
FirstName
Wise OriginLastNameCynthia   Lo Bessette
             Bitcoin Trust
Comapany 6,
November   NameWise
              2023     Origin Bitcoin Trust
November
Page 4     6, 2023 Page 4
FirstName LastName
         the Custodian will use a third party or affiliate to assist in the
sale of the Trust   s bitcoins,
         and, if so, disclose any risks or conflicts of interests that may exist in connection with how
         the Custodian arranges for the sale of the Trust   s bitcoin.
Risk Factors
Risks Associated with Bitcoin and the Bitcoin Network
Operational cost may exceed the award for solving blocks or transaction fees, page 23

15. Please expand this risk factor to address the maximum number of bitcoins that may be released into circulation and the number of bitcoin currently in circulation.
Bitcoin mining activities are energy-intensive, page 25

16. Please expand this risk factor to address the reasons why bitcoin mining may implicate different risks than other crypto asset mining such as the differences in proof-of-work and proof-of-stake, and revise to discuss in greater detail regulations that states have passed or are currently considering that impact crypto asset mining.
Risks Associated with Investing in the Trust
The development and commercialization of the Trust, page 32

17. Refer to your response to comment 5. We note your disclosure on page 32 that "the
         Sponsor   s competitors may commercialize a product involving bitcoin more rapidly or
         effectively than the Sponsor is able to, which could adversely affect
the Sponsor   s
         competitive position, the likelihood that the Trust will achieve initial market acceptance
         and the Sponsor   s ability to generate meaningful revenues from the
Trust, which in turn
         could cause the Sponsor to dissolve and terminate the Trust." Please revise to quantify or otherwise describe what "meaningful revenues" means.
The Trust and Bitcoin Prices
Description of Index Construction and Maintenance, page 51

18. Refer to your response to comment 7. We note your disclosure that "[t]he Committee may from time to time add or remove other digital asset trading platforms from the Index calculation without prior notice to the Trust or the Shareholders, and the Trust will not notify Shareholders of any such addition or removal." Please tell us why you believe that it is not necessary to notify Shareholders regarding a change to the Index to satisfy your
         Exchange Act reporting obligations. In addition, please disclose, if true, that the
         Committee reviews the Index every six months for potential updates, and please disclose how you will notify Shareholders of material changes to the Index. In this regard, we note the June 2021 Index Methodology Document on the Index Provider's
website.
19. Refer to your response to comment 7. Please revise to disclose the pricing window that is used to determine the composite bitcoin price.
20. Please include a brief description of each of the crypto asset exchanges used in the
 Cynthia Lo Bessette
FirstName
Wise OriginLastNameCynthia   Lo Bessette
             Bitcoin Trust
Comapany 6,
November   NameWise
              2023     Origin Bitcoin Trust
November
Page 5     6, 2023 Page 5
FirstName LastName
         calculation of the Index, including where they are located and how they are licensed or regulated.
21. Please disclose what policies or procedures you have in place if the Index becomes unavailable or if the Sponsor determines that the Index does not reflect the accurate bitcoin price.
Calculation of NAV, page 53

22. We acknowledge your response to comment 8 and that for purposes of your financial statements, you will utilize a pricing source that is consistent with GAAP, as of the financial statement measurement date. Please tell us and revise your next amendment to address the following:

                Include a description of how you will identify and determine the pricing source based on your consideration of the fair value measurement framework in ASC 820-10 and the principal or most advantageous market for GAAP purposes.
                The specific markets in which you and your Authorized Participants expect to transact and identify them by type. In that regard, we note that ASC 820-10-235-36A includes definitions of four types of markets (e.g. brokered, dealer, exchange, and principal to principal markets).
                If you and your Authorized Participants plan to transact in any, or all, of the specific exchanges listed on page 51 of the amendment that are used by the Index Provider.
                How your determination of    a principal market    and or index
for bitcoin is consistent
              with    your principal market    that you will have access to and
will normally transact
              in. Refer to ASC 820-10-35-5A and ASC 820-10-35-6A.
23.      We note your disclosure on page 54 regarding the pause between 4:00pm
EST and
         5:30pm EST (or later) to algorithmically detect, flag, investigate and correct unusual pricing should it occur. Please revise to clarify who is responsible for monitoring for unusual pricing, who can correct the price, and how any such correction would impact the
         Index Price and/or NAV.
Amendments, page 57

24. Please revise to disclose how Shareholders will be notified of material changes to the
         Trust Agreement.
The Trust's Service Providers
The Sponsor, page 57

25. Please discuss here the Sponsor's experience sponsoring exchange traded funds and specifically its experience related to crypto asset markets. Custody of the Trust's Assets, page 59

26. Please revise your disclosure here or on page 75 to include a materially complete
 Cynthia Lo Bessette
FirstName
Wise OriginLastNameCynthia   Lo Bessette
             Bitcoin Trust
Comapany 6,
November   NameWise
              2023     Origin Bitcoin Trust
November
Page 6     6, 2023 Page 6
FirstName LastName
         discussion of your custody arrangements. For example, disclose the term and termination provisions of the Custodial Services Agreement, the "multi-person and multi-
         organizational access controls" that the Custodian uses for the Trust's private keys, the procedures for moving the Trust's assets out of cold storage in connection with redemptions and the payment of the Trust's expenses, the procedures for moving bitcoin into cold storage in connection with creations, the percentage of the Trust's assets and private keys held in cold storage, the geographic location of where the Trust's assets will be stored, the instructions that the Sponsor has provided to the Custodian regarding airdrops or forks. In this regard, we note that you have provided a summary of your custody procedures on page 6 but you should discuss your custody procedures in greater detail here or on page 75 or include cross-references to where investors can find such disclosure.
Plan of Distribution, page 61

27. Please identify by name all of the Authorized Participants with which you have an agreement at the time of effectiveness of the registration statement. Creation and Redemption of Shares, page 62

28. Refer to your response to comment 10. We note your disclosure on page 62 that Baskets
         "generally" are only made in exchange for delivery to the Trust or the distribution by the
         Trust of the amount of Bitcoin represented by the Baskets being created or redeemed.
         Please disclose the situations in which the Baskets will be made for another purpose.
29. Refer to your response to comment 10. We note your disclosure that the delivery of bitcoin to the Custodian or to an Authorized Participant "may" settle on the Bitcoin network. Please revise to clarify whether all creation and redemption transactions will be settled on-chain.
30. Please provide a detailed discussion of the mechanics of the creation and redemption transactions, including whether your Authorized Participants will be required to maintain an account with your Custodian, whether and how the Authorized Participants are able to participate directly in the acquisition, transfer or receipt of bitcoin and whether and to what extent creation and redemption transactions will be settled on-chain or off-chain and any risks associated with the settlement process. Please describe the specifics of how an
         Authorized Participant will "facilitate the deposit of bitcoin with the Trust," including the various steps necessary to transfer the bitcoin to its ultimate storage location with the
         Custodian, and whether and under what circumstances the Authorized Participant will utilize an affiliate or third-party to transfer the bitcoin to the Custodian.
Creation Procedures, page 63

31.      Refer to your response to comment 10. We note your disclosure on page
64 that
         "[b]itcoin held in the Trust   s Custodian account is the property of
the Trust and is not
         traded, leased, or loaned except as may be necessary to pay the
Sponsor Fee or the Trust   s
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FirstName
Wise OriginLastNameCynthia   Lo Bessette
             Bitcoin Trust
Comapany 6,
November   NameWise
              2023     Origin Bitcoin Trust
November
Page 7     6, 2023 Page 7
FirstName LastName
         expenses and liabilities." Please revise to clarify if the Trust's assets are leased or loaned in connection with the Sponsor Fee or the Trust expenses and liabilities or used as collateral for any loan, margin, rehypothecation or similar activities to which you or your affiliates are a party.
32. Refer to your response to comment 10. Please revise to discuss the Sponsor's ability to suspend creations. In addition, disclose whether and how you will notify Shareholders if the Trust has suspended creations and redemptions, and discuss the potential impact of suspending creations and redemptions.
Rejection of Purchase Orders, page 64

33. Refer to your response to comment 10. Please revise to provide an example of when the acceptance of the Basket Deposit would have an adverse tax consequence to the Trust and an example of when the acceptance of the Basket Deposits would have an adverse effect on the rights of the beneficial owners of the Trust. In addition, we note your disclosure on page 65 that references the "purchase authorization limit afforded to the
         Participant by the Trust" and the Participant's failure to deposit an amount in excess of the purchase authorization with the Trust's Custodian prior to 3:00pm EST on Transmittal
         Day. Please revise to discuss the purchase authorization limits for Authorized Participants and the need to deposit an amount in excess of the purchase authorization. Also please revise to include a definition of the term "Transmittal Day." Conflicts of Interest, page 68

34. Refer to your response to comment 12. We note your disclosure on page 68 that "there may be less expensive service providers or parties with greater experience or expertise than the affiliates selected by the Sponsor" and that, "[b]ecause of
the Sponsor   s affiliated
         status, it may be disincentivized from replacing affiliated service providers in connection with this conflict of interest, Shareholders should understand that affiliated service providers will be compensated for providing services to the Trust." Please add a risk factor that addresses these risks. In addition, we note that the Sponsor and its affiliates do not have policies and procedures for the pre-clearance of bitcoin-related transactions.
         Please revise to add a risk factor that addresses the potential risk to Shareholders. Also we note that Fidelity Product Services LLC is the Index Provider for the Fidelity Bitcoin
         Index PR and an affiliate of the Sponsor and that "[p]rocedures have been implemented to manage any conflicts of interest adversely affecting the interests of Shareholders." Please revise to describe these procedures.
Governing Law; Consent to Delaware Jurisdiction, page 75

35. We note your disclosure on page 75 that each Shareholder consents to the exclusive jurisdiction of the courts of the State of Delaware. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the
 Cynthia Lo Bessette
Wise Origin Bitcoin Trust
November 6, 2023
Page 8
      provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
       Please contact Kate Tillan at 202-551-3604 or Michelle Miller at 202-551-3368 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                             Sincerely,
FirstName LastNameCynthia Lo Bessette
                                                             Division of
Corporation Finance
Comapany NameWise Origin Bitcoin Trust
                                                             Office of Crypto
Assets
November 6, 2023 Page 8
cc:       Morrison C. Warren
FirstName LastName